Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and
Preferred Dividends and Distributions
(in thousands, except ratios)

	Nine Months Ended September 30

	2004	2003

Earnings from Continuing Operations before income from
equity investees	$16,594	$(12,042)

Add:
Fixed charges	76,179	71,617
Amortization of previously capitalized interest	2,667	2,279
Distributed income of Unconsolidated Joint Ventures	26,663	26,829

Deduct-
Capitalized interest	(4,044)	(7,790)

Earnings available for fixed charges and preferred
dividends and distributions	$118,059	$80,893

Fixed charges:
Interest expense	$70,377	$62,083
Capitalized interest	4,044	7,790
Interest portion of rent expense	1,758	1,744

Total fixed charges	$76,179	$71,617

Preferred dividends and distributions	20,054	19,200

Total fixed charges and preferred dividends and
distributions	$96,233	$90,817

Ratio of earnings to fixed charges and
preferred dividends and distributions	1.23	0.89 (1)

(1)	Earnings available for fixed charges and preferred dividends are less than the total of fixed charges and preferred dividends and distributions by approximately $9.9 million.